REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of
Micromem Technologies Inc.
(A Development Stage Company)

We have audited Micromem Technologies Inc’s (the "Company") internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Micromem Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

1167 Caledonia Road Toronto, Ontario M6A 2X1 Tel: 416 785 5353 Fax: 416 785 5663

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Micromem Technologies Inc did not maintain, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the COSO criteria, as indicated by the three material weaknesses identified and discussed below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We have identified the following material weaknesses:

  The Company does not have a formal schedule of authority for approval of various expenditures based on the nature of the transaction.

  There is inadequate segregation of duties in the travel and entertainment payment cycle, in the payables, purchases and cash cycle and in the approval of related party cross charges for common overhead expenses.

  The Company does not affect a timely and complete close of its year-end financial statements prior to the commencement of the year-end external audit. The related risk is that there could be reporting errors that could be undetected by management.

All of which have been described in management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Micromem Technologies Inc. and subsidiaries as of October 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended October 31, 2008, and our report dated February 16, 2009, expressed an unqualified opinion thereon.

/s/ SCHWARTZ LEVITSKY FELDMAN LLP
SCHWARTZ LEVITSKY FELDMAN LLP
Toronto Ontario	Chartered Accountants
February 16, 2009	Licensed Public Accountants

1167 Caledonia Road Toronto, Ontario M6A 2X1 Tel: 416 785 5353 Fax: 416 785 5663